Exhibit 99.1

News release

Cenovus announces Atlantic assets restructuring plan

Calgary, Alberta (September 8, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has entered into agreements with its partners in the Atlantic region to restructure its working interests in the Terra Nova and White Rose projects, providing improved economics for the company’s regional portfolio.

These agreements will increase Cenovus’s working interest in Terra Nova and, if a decision is taken to restart West White Rose, reduce the company’s working interest in the White Rose field.

Cenovus’s working interest in Terra Nova will be 34%, up from 13%. The company will receive $78 million from the exiting partners as a contribution towards future Terra Nova asset retirement obligations. The Terra Nova asset life extension project will proceed, extending the life of the field to 2033. Production is expected to resume before the end of 2022, with gross production expected to reach approximately 29,000 barrels per day in 2023. Including funding from the Government of Newfoundland and Labrador, the net to Cenovus outlay to restart Terra Nova is expected to be approximately $60 million to first oil.

“Sanctioning the Terra Nova asset life extension provides a superior value proposition for our shareholders compared with the alternative of abandoning and decommissioning the project,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “While we are still evaluating whether to proceed with West White Rose, the capital risk in our portfolio will be reduced if we decide to move forward.”

Cenovus and Suncor, as part of the restructuring, have entered into an agreement whereby Cenovus will decrease its working interest in the White Rose field and satellite extensions while Suncor will take a larger stake, contingent upon approval of the West White Rose project restarting. Cenovus would reduce its stake in the original field to 60% from 72.5% and to 56.375% from 68.875% in the satellite extensions. Cenovus and its partners continue to evaluate their options on the West White Rose Project, with a decision to be made by mid-2022.

Cenovus continues to progress swiftly towards its $10 billion net debt target, which it expects to achieve later this year. At that point the company expects to begin allocating some of its free funds flow toward enhancing shareholder returns.

Advisory
Presentation Basis
Production volumes are presented on a before royalties basis, unless otherwise stated.

Non-GAAP Measures and Additional Subtotals
This presentation contains references to net debt, which is a non-GAAP measure. This measure does not have a standardized meaning as prescribed by IFRS. Readers should not consider this measure in isolation or as a substitute for analysis of the company’s results as reported under IFRS. This measure is defined differently by different companies and therefore is not comparable to similar measures

News release

presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on this and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2021 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com.)

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “achieve”, “contingent”, “continue”, “expected”, “forward”, “future”, “plan", “progress”, “target”, “will”, and similar expressions, and includes suggestions of future outcomes, including, but not limited to, statements about: general and 2021 priorities; Cenovus’s increased working interest in Terra Nova; the amount to be received from the exiting partners as a contribution towards future Terra Nova asset retirement obligations; the extension of the life of the Terra Nova field; the expectation that production from Terra Nova will resume before the end of 2022; expected production from Terra Nova in 2023; the expected net to Cenovus outlay to restart Terra Nova to first oil; the reduction to the capital risk in our portfolio if we proceed with West White Rose; plans to decrease our working interest in White Rose contingent upon approval of the restart of West White Rose; expected timing of the decision to restart West White Rose; our $10 billion net debt target and expected timing to achieve it; and plans to consider opportunities for incremental shareholder returns and investment in the business.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: our ability to achieve net debt of $10 billion by the end of 2021; approval of the West White Rose project restart; our ability to access sufficient capital and insurance coverage to pursue development plans; and the assumptions inherent in our 2021 guidance available on cenovus.com.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk

News release

Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended June 30, 2021 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Additional information concerning Husky’s business and assets as of December 31, 2020 may be found in Husky’s MD&A and Annual Information Form, each of which is filed and available on SEDAR under Cenovus’s profile at sedar.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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